FUNDING AGREEMENT
MY DIVORCE PARTY LLC

This Agreement (the "Agreement") is made as __[EFFECTIVE DATE]__ (the "Effective Date") by and between My Divorce Party LLC, with an address of 31332 Laguna Beach, California 92651 ("Production Company") and __[INVESTOR NAME]__ (the "Funder").

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, Funder and Production Company (each a "Party," and collectively, the "Parties") agree as follows:

1.0   FUNDS. Funder shall provide to Production Company the amount of __$[AMOUNT]__ for use in the production, marketing, and distribution of the feature length motion picture currently entitled *My Divorce Party* (the "Picture"), to be directed by Heidi Weitzer.

2.0   EXCLUSIVE USE. Production Company shall use funding proceeds in section 1.0 for production, marketing, and distribution of the Picture only and not for general expenses or other projects. Production Company shall have no obligation to produce, market, or distribute the Picture or to continue such production, marketing, and distribution.

3.0   SHARE OF REVENUE. Subject to the terms and conditions hereof, Gross Proceeds (as defined in Section 4.0, below) shall be allocated in the following manner and order of priority:

    3.1   First, if necessary, Production Company shall have the right to repay any first priority indebtedness and advances incurred by Company provided that such debt is used by Production Company towards the production of the Picture.

    3.2   Second, Funder shall receive its proportionate share of one hundred percent (100%) of the remaining amount of income from the exploitation of the Picture on a pro rata pari passu basis with other Funders, and any Additional Funders, if any, until Funder, all other Funders, and Additional Funders have recouped one hundred and ten percent (110%) of their investment. For purposes of this Agreement, "Additional Funders" is defined as persons or entities that provide any additional funds required to produce and market the Picture, including, without limitation, equity funding, loans, advances, bonds, and guarantees.

    3.3   Third, Funder, other Funders, and Additional Funders, if any, whose contributions make up a portion of the first One Hundred Thousand ($100,000) dollars raised for production of the Picture shall receive, as an "Early Bird Bonus", their proportionate share of one hundred percent (100%) of the remaining amount of income from exploitation of the Picture (after the payments made pursuant to Paragraphs 3.1 and 3.2, above), until they have recouped a total (inclusive of amounts recouped pursuant to Paragraph 3.2, above) of one hundred and twenty percent (120%) of their investment.

    3.4   Third, Funder shall receive its proportionate share of fifty percent (50%) of the "Net Profits" of the Picture on a pro rata pari passu basis with other Funders and Additional Funders, if any. The definition of "Net Profits" applicable to Funder will be the same as that accorded to Company by all Funders and Additional Funders of the Picture and, in no event will the definition, calculation and accounting of "Net Profits" (including, without limitation, the frequency of accounting) applicable to Funder be less favorable than that accorded to any other participant therein.

4.0 GROSS PROCEEDS. As used herein, "Gross Proceeds" shall mean any and all amounts received by Production Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, after deduction of the following:

(a) third party sales agent fees;

(b) actual, third party, out of pocket amounts incurred by or on behalf of Production Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

(c) ongoing third party accounting costs and expenses actually incurred by or on behalf of Production Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

(d) any deferred compensation and bonuses (including, without limitation, gross or net receipts participations, box office bonuses, award bonuses, and the like) payable to parties rendering services in connection with the Picture (to the extent not assumed by distributors of the Picture);

(e) any reasonable reserve amounts, as determined by Production Company in its good faith business judgment, required to cover anticipated future costs or liabilities.

5.0 AUDITING. At any point following the execution of this Agreement, Funder may request an audit of Production Company's accounts for the Picture. Audit shall be at the Funder's expense, and the Production Company shall fully cooperate with the Funder's auditor.

6.0 CREDIT. Funders investing a minimum of Forty Thousand ($40,000) dollars shall receive an "Executive Producer" credit in the main titles of the Picture and Funders investing a minimum of One Thousand ($1,000) dollars shall receive a "Special Thanks" or "Thank You" credit in the end titles of the Picture; such screen credits shall be in a size of type, placement, font, and all other aspects to be determined by Production Company. Any inadvertent failure or omission as to credit shall not constitute breach of this Agreement.

7.0 PREMIERE. Funders investing at least Ten Thousand ($10,000) dollars will receive an invitation to attend the 'cast and crew' premiere, if any, of the Picture, or the US commercial premiere, if any, as selected by Production Company. Funder shall be solely responsible for any travel and other expenses related to such attendance.

8.0   WARRANTIES AND REPRESENTATIONS. Funder hereby warrants and represents to Production Company that funder has the complete authority and power to enter into this Agreement. Funder acknowledges that it (or he/she) has received any and all material information related to Production Company, the Picture, this investment, the entertainment industry, and how Production Company intends to generate revenue, and the expenses it expects to incur related hereto, and the risks of this investment, and Production Company has answered any and all questions Funder may have had. Funder acknowledges that it might not recoup part or all of its Investment. Funder acknowledges that all securities-related laws and regulations have been complied with by Production Company and its personnel, and Funder shall make no claim inconsistent with this acknowledgment. Funder acknowledges that it shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, plot, dialogue, themes, visuals, 'world' or 'universe', or other elements of the foregoing, nor shall Funder be deemed as acquiring any shares, membership units, or other ownership interest in Production Company as an entity, except by separate written agreement (such as an LLC Operating Agreement) executed by Funder and Production Company's authorized signatory.

9.0   ASSIGNMENT. Funder shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement. Production Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

10.0   NO EQUITABLE RELIEF. In the event of a breach of this Agreement by Production Company, the rights and remedies of Funder shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Funder be entitled to enjoin or restrain the distribution or exhibition of the Picture, or the use, publication, or dissemination of any advertising issued in connection therewith and Funder irrevocably waives any right to equitable or injunctive relief.

11.0   INDEMNIFICATION. The Parties shall indemnify and hold harmless each other, their parent, affiliate and subsidiary companies and their directors, employees, agents, shareholders, licensees and assigns from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by The Parties of this Agreement that has been determined by a court of competent jurisdiction in a final adverse judgment, or settled with both Party's prior written consent, not to be unreasonably withheld.

12.0   AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of California. This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void, it shall not affect the validity of any other provision of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

My Divorce Party LLC
_____

Founder Signature
_____

Name: [FOUNDER_NAME]
_____

Title: [FOUNDER_TITLE]
_____

Read and Approved (For IRA Use Only):   **INVESTOR:**

_____

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited